UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 27, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Series Sunny 18 (Solar Strike) Gelding and Amendment to Co-Ownership Agreement

On July 27, 2020, My Racehorse CA LLC, a Nevada series limited liability company (the “Company”) and Spendthrift Farm, LLC, a Kentucky limited liability company (the “Seller”) entered into an amendment (the “Amendment”) to that certain Agreement of Purchase, Sale, and Co-Ownership (the “Co-Ownership Agreement”) dated September 30, 2019 related to Solar Strike, the 2018 Colt that is the Underlying Asset of Series Sunny 18, which is 60% owned by the Company.

Solar Strike has showed some promise as a racehorse, but it has come to the attention of the Seller and the Company in consultation with Solar Strike’s training staff that Solar Strike has thrown riders on multiple occasions which shows signs of a habit. Due to Solar Strike’s actions, the training staff has recommended that Solar Strike be gelded for the safety of the horse, its rider and training staff. Solar Strike will still continue to race, but can no longer breed.

The purpose of the Amendment is to clarify (i) the effect of gelding Solar Strike on certain breeding rights set forth in the Co-Ownership Agreement and (ii) the gelding rights of management in consultation with the Seller.

Specifically, the Amendment provides as follows:

(i) Schedule I and Section 14 are amended to clarify any ambiguity or conflict between management’s duties of due care to the horse under Section 14 and any restrictions on management and/or Seller on gelding the horse under Schedule I;

(ii) Section 7(b) is deleted in its entirety as there can no longer be breeding rights due to gelding; and

(iii) Section 4 has been amended to remove the Bonus which was tied to breeding rights and to clarify how the future handling of Solar Strike will be governed.

No Series Sunny 18 Interests were offered during the periods between the gelding and the submission and acceptance of the disclosure. In addition, the Series Sunny 18 offering has been closed.

A full description of the amendment is filed as Exhibit 6.1 hereto and incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Amendment to Series Sunny 18 Co-Ownership Agreement, dated July 27, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 28, 2020	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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